UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	GeoPark Limited Interim Condensed Consolidated Financial Statements for the six-months period ended 30 June 2014 and 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by theundersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: August 11, 2015

Item 1

GEOPARK LIMITED

Interim condensed consolidated

financial statements

For the six-months period ended 30 June 2014 and 2015

CONTENTS

Page

3	Consolidated Statement of Income and Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Selected explanatory notes

GEOPARK LIMITED

30 JUNE 2015

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 30 June 2015 (Unaudited)	Three-months period ended 30 June 2014 (Unaudited)	Six-months period ended 30 June 2015 (Unaudited)	Six-months period ended 30 June 2014 (Unaudited)
NET REVENUE	2	62,039	131,449	116,470	216,180
Production and operating costs	4	(22,472)	(37,327)	(46,367)	(57,413)
Geological and geophysical expenses	5	(3,631)	(2,887)	(6,292)	(5,606)
Administrative expenses	6	(8,377)	(11,263)	(18,218)	(21,872)
Selling expenses	7	(1,113)	(5,999)	(3,420)	(12,317)
Depreciation		(24,380)	(27,570)	(49,851)	(45,678)
Write-off of unsuccessful efforts		-	(4,550)	-	(8,637)
Other (expenses) income		(1,604)	361	(8,763)	974
OPERATING PROFIT (LOSS)		462	42,214	(16,441)	65,631
Financial costs	8	(8,095)	(6,222)	(17,125)	(12,520)
Foreign exchange income (loss)		3,728	2,675	(16,018)	1,391
(LOSS) PROFIT BEFORE TAX		(3,905)	38,667	(49,584)	54,502
Income tax (expense) benefit		(5,525)	(11,321)	4,137	(16,832)
(LOSS) PROFIT FOR THE PERIOD		(9,430)	27,346	(45,447)	37,670
Attributable to:
Owners of the parent		(7,568)	21,756	(40,224)	28,458
Non-controlling interest		(1,862)	5,590	(5,223)	9,212
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Basic		(0.13)	0.39	(0.70)	0.52
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Diluted		(0.13)	0.35	(0.70)	0.45

STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 30 June 2015 (Unaudited)	Three-months period ended 30 June 2014 (Unaudited)	Six-months period ended 30 June 2015 (Unaudited)	Six-months period ended 30 June 2014 (Unaudited)
(Loss) Profit for the period	(9,430)	27,346	(45,447)	37,670
Other comprehensive income
Currency translation differences	489	1,413	(3,886)	2,344
Total comprehensive income for the period	(8,941)	28,759	(49,333)	40,014
Attributable to:
Owners of the parent	(7,079)	23,169	(44,110)	30,802
Non-controlling interest	(1,862)	5,590	(5,223)	9,212

GEOPARK LIMITED

30 JUNE 2015

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 30 June 2015 (Unaudited)	Year ended 31 December 2014
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	9	750,505	790,767
Prepaid taxes		1,691	1,253
Other financial assets		13,418	12,979
Deferred income tax		38,214	33,195
Prepayments and other receivables		274	349
TOTAL NON CURRENT ASSETS		804,102	838,543
CURRENT ASSETS
Inventories		5,355	8,532
Trade receivables		19,422	36,917
Prepayments and other receivables		13,960	13,993
Prepaid taxes		18,547	13,459
Cash at bank and in hand		105,299	127,672
TOTAL CURRENT ASSETS		162,583	200,573

TOTAL ASSETS		966,685	1,039,116
EQUITY
Equity attributable to owners of the Company
Share capital	10	58	58
Share premium		209,869	210,886
Reserves		120,131	124,017
Retained accumulated earnings		3,177	40,596
Attributable to owners of the Company		333,235	375,557
Non-controlling interest		98,346	103,569
TOTAL EQUITY		431,581	479,126
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	11	348,192	342,440
Provisions for other long-term liabilities	12	45,851	46,910
Deferred income tax		33,441	30,065
Trade and other payables	13	19,556	16,583
TOTAL NON CURRENT LIABILITIES		447,040	435,998
CURRENT LIABILITIES
Borrowings	11	22,187	27,153
Current income tax		421	7,935
Trade and other payables	13	65,456	88,904
TOTAL CURRENT LIABILITIES		88,064	123,992
TOTAL LIABILITIES		535,104	559,990

TOTAL EQUITY AND LIABILITIES		966,685	1,039,116

GEOPARK LIMITED

30 JUNE 2015

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Retained earnings (accumulated losses)	Non - controlling Interest	Total
Equity at 1 January 2014	44	120,426	127,527	(1,062)	23,906	95,116	365,957
Profit for the first half of the year	-	-	-	-	28,458	9,212	37,670
Currency translation differences	-	-	-	2,344	-	-	2,344
Total comprehensive income for the period ended 30 June 2014	-	-	-	2,344	28,458	9,212	40,014
Proceeds from issuance of shares	14	90,848	-	-	-	-	90,862
Share-based payment	-	-	-	-	4,837	-	4,837
	14	90,848	-	-	4,837	-	95,699
Balance at 30 June 2014 (Unaudited)	58	211,274	127,527	1,282	57,201	104,328	501,670

Balance at 31 December 2014	58	210,886	127,527	(3,510)	40,596	103,569	479,126
Loss for the first half of the year	-	-	-	-	(40,224)	(5,223)	(45,447)
Currency translation differences	-	-	-	(3,886)	-	-	(3,886)
Total comprehensive income for the period ended 30 June 2015	-	-	-	(3,886)	(40,224)	(5,223)	(49,333)
Repurchase of shares	-	(1,327)	-	-	-	-	(1,327)
Share-based payment	-	310	-	-	2,805	-	3,115
	-	(1,017)	-	-	2,805	-	1,788
Balance at 30 June 2015 (Unaudited)	58	209,869	127,527	(7,396)	3,177	98,346	431,581

GEOPARK LIMITED

30 JUNE 2015

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Six-months period ended 30 June 2015 (Unaudited)	Six-months period ended 30 June 2014 (Unaudited)
Cash flows from operating activities
(Loss) Profit for the period	(45,447)	37,670
Adjustments for:
Income tax (benefit) expense	(4,137)	16,832
Depreciation	49,851	45,678
Loss on disposal of property, plant and equipment	-	68
Write-off of unsuccessful efforts	-	8,637
Amortisation of other long-term liabilities	(228)	(291)
Accrual of borrowing’s interests	13,037	12,841
Unwinding of long-term liabilities	1,447	706
Accrual of share-based payment	3,116	5,597
Income tax paid	(7,625)	(1,306)
Foreign exchange loss (income)	16,018	(1,391)
Change in working capital	(17,360)	(20,060)
Cash flows from operating activities – net	8,672	104,981
Cash flows from investing activities
Purchase of property, plant and equipment	(15,974)	(118,161)
Acquisitions of companies, net of cash acquired	-	(114,967)
Collections related to financial leases	-	3,391
Cash flows used in investing activities – net	(15,974)	(229,737)
Cash flows from financing activities
Proceeds from issuance of shares	-	90,862
Proceeds from borrowings	-	67,155
Proceeds from loans received from related parties	2,400	-
Principal paid	(51)	(18,550)
Repurchase of shares	(1,327)	-
Interest paid	(12,987)	(11,311)
Cash flows (used in) / from financing activities - net	(11,965)	128,156
Net (decrease) / increase in cash and cash equivalents	(19,267)	3,400
Cash and cash equivalents at 1 January	127,672	121,135
Currency translation differences	(3,106)	753
Cash and cash equivalents at the end of the period	105,299	125,288
Ending Cash and cash equivalents are specified as follows:
Cash in banks	105,285	125,276
Cash in hand	14	21
Bank overdrafts	-	(9)
Cash and cash equivalents	105,299	125,288

GEOPARK LIMITED

30 JUNE 2015

SELECTED EXPLANATORY NOTES

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina. The Group has working interests and/or economic interests in 32 hydrocarbon blocks.

This consolidated interim financial report was authorised for issue by the Board of Directors on 11 August 2015.

Basis of Preparation

The consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2013 and 2014, which have been prepared in accordance with IFRS.

The consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2014.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

The Management of the Company has changed the presentation of the Consolidated Statement of Income re-ordering the profit and loss line items and showing the depreciation and write off of unsuccessful efforts lines separately for a better explanation of the elements of performance.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2014.

GEOPARK LIMITED

30 JUNE 2015

Note 1 (Continued)

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2014.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the Group structure as of 30 June 2015 (*):

(*) LG International is not a subsidiary, it is Non-controlling interest.

GEOPARK LIMITED

30 JUNE 2015

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a) (f)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia SAS (Colombia)	100% (a)
	GeoPark Brazil S.p.A. (Chile)	100% (a) (b)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	100% (a) (c)
	GeoPark S.A.C. (Perú)	100% (a)
	GeoPark Perú S.A.C. (Perú)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Perú)	100% (a)
	GeoPark Perú Coöperatie U.A. (The Netherlands)	100%
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Llanos 17 Block (Colombia)	36.84%
	Yamu/Carupana Block (Colombia)	79.5%/90% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	10%
	CPO-4 Block (Colombia)	50% (e)
	Puelen (Argentina)	18%
	Sierra del Nevado (Argentina)	18%
	Manati Field (Brazil)	10%

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator in all blocks.

(f)	On 17 December 2014, the ANP approved the transfer of cession of rights of the Block from Rio das Contas to GeoPark Brazil. On 31 January 2015, both companies, Rio das Contas and GeoPark Brazil were merged into GeoPark Brazil (see Note 34.c to the audited Consolidated Financial Statements as of 31 December 2014).

GEOPARK LIMITED

30 JUNE 2015

Note 2

Net Revenue

Amounts in US$ '000	Three-months period ended 30 June 2015	Three-months period ended 30 June 2014	Six-months period ended 30 June 2015	Six-months period ended 30 June 2014

Sale of crude oil	50,207	112,022	91,000	187,256
Sale of gas	11,832	19,427	25,470	28,924
	62,039	131,449	116,470	216,180

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The committee considers the business from a geographic perspective. As from 2015, the committee has changed the disclosure of certain elements of performance to be more comparable with other companies in the market and also to better follow up the performance of the business. This change impacts the segment information because gross profit or loss is no longer shown but no impact is generated in the measure of segment profit and loss.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided, except as noted below, to the Executive Committee is measured in a manner consistent with that in the financial statements.

GEOPARK LIMITED

30 JUNE 2015

Note 3 (Continued)

Segment Information (Continued)

Six-months period ended 30 June 2015

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Peru	Colombia	Corporate
Net Revenue	116,470	597	25,670	18,301	-	71,902	-
Sale of crude oil	91,000	597	17,967	534	-	71,902	-
Sale of gas	25,470	-	7,703	17,767	-	-	-
Production and operating costs	(46,367)	(1,571)	(17,095)	(3,554)	-	(24,147)	-
Royalties	(6,104)	(34)	(1,157)	(1,654)	-	(3,259)	-
Transportation costs	(2,626)	-	(1,393)	-	-	(1,233)	-
Share-based payment	(152)	(94)	-	-	-	(58)	-
Other costs	(37,485)	(1,443)	(14,545)	(1,900)	-	(19,597)	-
Depreciation	(49,851)	(100)	(19,845)	(6,955)	(65)	(22,886)	-
Operating (Loss) / Profit	(16,441)	(3,232)	(26,972)	5,746	(2,256)	15,121	(4,848)
Adjusted EBITDA	44,959	(2,044)	(1,069)	12,808	(2,219)	39,942	(2,459)

Six-months period ended 30 June 2014

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Peru	Colombia	Corporate
Net Revenue	216,180	853	86,368	12,287	-	116,672	-
Sale of crude oil	187,256	851	69,120	613	-	116,672	-
Sale of gas	28,924	2	17,248	11,674	-	-	-
Production and operating costs	(57,413)	(92)	(20,347)	(3,185)	-	(33,789)	-
Royalties	(11,997)	(103)	(3,969)	(992)	-	(6,933)	-
Transportation costs	(7,075)	(87)	(3,559)	-	-	(3,429)	-
Share-based payment	(1,494)	(239)	(896)	-	-	(359)	-
Other costs	(36,847)	337	(11,923)	(2,193)	-	(23,068)	-
Depreciation	(45,678)	(124)	(18,779)	(4,009)	-	(22,716)	(50)
Operating Profit / (Loss)	65,631	(3,181)	27,283	3,015	-	42,380	(3,866)
Adjusted EBITDA	124,780	(1,223)	53,218	7,066	-	67,520	(1,801)
Total Assets	Total	Argentina	Chile	Brazil	Peru	Colombia	Corporate
30 June 2015	966,685	3,831	530,858	125,902	3,172	251,386	51,536
31 December 2014	1,039,116	3,839	541,481	151,770	4,813	263,070	74,143

GEOPARK LIMITED

30 JUNE 2015

Note 3 (Continued)

Segment Information (Continued)

A reconciliation of total Operating netback to total profit before income tax is provided as follows:

	Three-months period ended 30 June 2015	Three-months period ended 30 June 2014	Six-months period ended 30 June 2015	Six-months period ended 30 June 2014
Operating netback	38,519	90,071	66,662	149,334
Geological and geophysical expenses	(3,560)	(3,895)	(6,089)	(5,916)
Administrative expenses	(6,841)	(9,775)	(15,614)	(18,638)
Adjusted EBITDA for reportable segments	28,118	76,401	44,959	124,780
Depreciation (a)	(24,380)	(27,570)	(49,851)	(45,678)
Share-based payment	(1,915)	(2,636)	(3,116)	(5,597)
Impairment and write-off of unsuccessful efforts	-	(4,550)	-	(8,637)
Others (b)	(1,361)	569	(8,433)	763
Operating profit (loss)	462	42,214	(16,441)	65,631
Financial costs	(8,095)	(6,221)	(17,125)	(12,520)
Foreign exchange loss (income)	3,728	2,674	(16,018)	1,391
(Loss) profit before tax	(3,905)	38,667	(49,584)	54,502

(a)	Net of capitalised costs for oil stock included in Inventories. Depreciation includes US$ 1,849,000 (US$ 1,091,000 in 2014) generated by assets not related to production activities. For the three months period ended 30 June 2015 the amount included in depreciation is US$ 933,000 (US$ 572,000 in 2014).

(b)	In 2015 includes termination costs (see Note 14). Also includes internally capitalised costs.

Note 4

Production and operating costs

Amounts in US$ '000	Three-months period ended 30 June 2015	Three-months period ended 30 June 2014	Six-months period ended 30 June 2015	Six-months period ended 30 June 2014
Well and facilities maintenance	6,184	5,777	11,142	10,243
Staff costs	4,705	2,792	10,310	5,372
Royalties	3,866	7,061	6,104	11,997
Consumables	1,810	4,803	4,301	9,220
Transportation costs	1,144	3,491	2,626	7,075
Equipment rental	677	2,194	1,717	4,074
Field camp	565	1,533	1,535	2,856
Gas plant costs	381	804	885	1,639
Non operated blocks costs	99	1,587	969	2,834
Share-based payment	151	976	152	1,494
Other costs	2,017	4,128	4,210	6,134
Crude oil stock variation	873	2,181	2,416	(5,525)
	22,472	37,327	46,367	57,413

GEOPARK LIMITED

30 JUNE 2015

Note 5

Geological and geophysical expense

Amounts in US$ '000	Three-months period ended 30 June 2015	Three-months period ended 30 June 2014	Six-months period ended 30 June 2015	Six-months period ended 30 June 2014
Staff costs	2,715	2,651	4,734	4,851
Share-based payment	228	172	360	870
Other services	738	634	1,355	1,065
Allocation to capitalised project	(50)	(570)	(157)	(1,180)
	3,631	2,887	6,292	5,606

Note 6

Administrative expense

Amounts in US$ '000	Three-months period ended 30 June 2015	Three-months period ended 30 June 2014	Six-months period ended 30 June 2015	Six-months period ended 30 June 2014
Staff costs	4,623	3,765	9,982	7,577
Share-based payment	1,536	1,488	2,604	3,233
Consultant fees	829	1,528	1,742	2,791
Office expenses	538	1,037	1,439	1,806
New projects	59	880	206	1,311
Travel expenses	367	463	529	967
Director fees and allowance	260	326	533	612
Other administrative expenses	165	1,776	1,183	3,575
	8,377	11,263	18,218	21,872

GEOPARK LIMITED

30 JUNE 2015

Note 7

Selling expenses

Amounts in US$ '000	Three-months period ended 30 June 2015	Three-months period ended 30 June 2014	Six-months period ended 30 June 2015	Six-months period ended 30 June 2014
Transportation	898	5,888	3,109	11,901
Selling taxes and other	215	111	311	416
	1,113	5,999	3,420	12,317

Note 8

Financial costs

Amounts in US$ '000	Three-months period ended 30 June 2015	Three-months period ended 30 June 2014	Six-months period ended 30 June 2015	Six-months period ended 30 June 2014
Financial expenses
Bank charges and other financial costs	656	708	1,663	1,015
Unwinding of long-term liabilities	733	651	1,447	706
Interest and amortisation of debt issue costs	7,370	7,544	15,119	14,380
Less: amounts capitalised on qualifying assets	(56)	(835)	(159)	(1,217)
Financial income
Interest received	(608)	(1,846)	(945)	(2,364)
	8,095	6,222	17,125	12,520

GEOPARK LIMITED

30 JUNE 2015

Note 9

Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improvements	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2014	493,260	5,731	98,837	7,018	40,429	147,759	793,034
Additions	1,592	1,460	-	-	53,365	71,517	127,934
Acquisition of subsidiaries	115,345	270	-	-	-	-	115,615
Currency translation differences	3,168	-	-	-	-	-	3,168
Disposals	-	(319)	-	-	-	-	(319)
Write-off / Impairment loss (1)	-	-	-	-	-	(8,637)	(8,637)
Transfers	91,219	-	7,568	95	(48,798)	(50,084)	-
Cost At 30 June 2014	704,584	7,142	106,405	7,113	44,996	160,555	1,030,795

Cost at 1 January 2015	749,947	12,057	111,646	9,527	59,425	140,444	1,083,046
Additions	(709) (2)	476	-	28	15,376	5,632	20,803
Currency translation differences	(12,580)	(29)	-	198	(1,170)	(484)	(14,065)
Transfers	17,701	374	7,320	571	(20,358)	(5,608)	-
Cost At 30 June 2015	754,359	12,878	118,966	10,324	53,273	139,984	1,089,784

Depreciation and write-down at 1 January 2014	(157,390)	(2,800)	(35,677)	(1,721)	-	-	(197,588)
Depreciation	(41,356)	(702)	(5,623)	(389)	-	-	(48,070)
Disposals	-	251	-	-	-	-	251
Depreciation and write-down At 30 June 2014	(198,746)	(3,251)	(41,300)	(2,110)	-	-	(245,407)

Depreciation and write-down at 1 January 2015	(240,439)	(4,449)	(45,147)	(2,244)	-	-	(292,279)
Depreciation	(40,115)	(1,398)	(6,606)	(451)	-	-	(48,570)
Currency translation differences	1,805	(111)	-	(124)	-	-	1,570
Depreciation and write-down at 30 June 2015	(278,749)	(5,958)	(51,753)	(2,819)	-	-	(339,279)

Carrying amount at 30 June 2014	505,838	3,891	65,105	5,003	44,996	160,555	785,388
Carrying amount at 30 June 2015	475,610	6,920	67,213	7,505	53,273	139,984	750,505

(1)	Corresponds to write-off of Exploration and evaluation assets in Chile for US$ 6,865,000 and US$ 1,772,000 in Colombia .

(2)	Corresponds to the effect of restimation of assets retirement obligations in Colombia.

GEOPARK LIMITED

30 JUNE 2015

Note 10

Share capital

Issued share capital	Six-months period ended 30 June 2015	Year ended 31 December 2014
Common stock (US$ ´000)	58	58
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	57,549,888	57,790,533
Total common shares in issue	57,549,888	57,790,533

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. As of 30 June 2015 there are 57,549,888 common shares outstanding. All of the Company issued and outstanding common shares are fully paid and nonassessable. The Company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 25 and 29 to the audited Consolidated Financial Statements as of 31 December 2014).

Note 11

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2015	Year ended 31 December 2014
Notes GeoPark Latin America Agencia en Chile (a)	299,773	300,963
Banco Itaú (b)	70,570	68,540
Banco de Crédito e Inversiones (c)	36	90
	370,379	369,593

Classified as follows:

Current	22,187	27,153
Non-Current	348,192	342,440

GEOPARK LIMITED

30 JUNE 2015

Note 11 (Continued)

Borrowings (Continued)

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans.  Notes were rated single B by both Standard & Poor's and Fitch Ratings. The debt issuance cost for this transaction amounted to US$ 7,637,000. The indenture governing our Notes due 2020 includes incurrence test covenants that provides among other things, that, the Debt to EBITDA ratio should not exceed 2.5 times for the Company to conduct certain corporate actions such as incurring new debt and making certain restricted payments, such as paying dividends and others, (other than in each case, certain small specific exceptions). As of the date of these interim condensed consolidated financial statements, the Company’s Debt to EBITDA ratio was 2.6 times, above the incurrence test primarily due to the lower oil prices that impacted the Company’s EBITDA generation. As a result, the Company will not be able to incur additional debt or make restricted payments (other than in each case for certain small specific exceptions). As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture's provisions.

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil. The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. This loan includes covenants restricting dividend payments and new indebtedness. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

In March 2015, the Company reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$ 15,000,000), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate to six-month LIBOR + 4.0%.

(c) Facility to establish the operational base in the Fell Block. This facility was acquired through a mortgage loan granted by the Banco de Crédito e Inversiones (BCI), a Chilean private bank. The loan was granted in Chilean pesos and is repayable over a period of 8 years. The interest rate applicable to this loan is 6.6%.

As of the date of this interim condensed consolidated report, the Group has been granted with credit lines for over US$ 57,000,000.

GEOPARK LIMITED

30 JUNE 2015

Note 12

Provision for other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2015	Year ended 31 December 2014
Assets retirement obligation and other environmental liabilities	32,621	33,286
Deferred income	5,506	5,736
Other	7,724	7,888
	45,851	46,910

Note 13

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 June 2015	Year ended 31 December 2014
Trade payables	33,058	64,457
Payables to related parties (1)	20,315	16,591
Taxes and other debts to be paid	13,046	10,031
Staff costs to be paid	6,128	7,226
V.A.T.	5,261	3,449
To be paid to co-venturers	6,059	1,335
Royalties to be paid	1,145	2,398
	85,012	105,487

Classified as follows:

Current	65,456	88,904
Non-Current	19,556	16,583

(1)	Corresponds to related parties loans granted by LGI. The maturity of these loans is July 2020 and the applicable interest rate is 8% per annum.

GEOPARK LIMITED

30 JUNE 2015

Note 14

Oil industry situation and the impact on GeoPark’s operations

As a consequence of oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell more than 40% between September 2014 and February 2015), the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its liquidity. The main decisions within the mentioned program for 2015 include:

-	Reduction of its capital investment taking advantage of the discretionary work programme.

-	Deferment of capital projects by regulatory authority and partner agreement.

-	Renegotiation and reduction of oil and gas service contracts, including drilling and civil work contractors, as well as transportation trucking and pipeline costs.

-	Operating cost improved efficiencies and temporary suspension of certain marginal producing oil and gas fields. Further cost reductions are expected to result from a general depreciation of Latin American currencies (Colombian peso, Brazilian real, Chilean peso, Argentine peso and Peruvian sol), in connection with operating and structure costs established in local currencies and also related to a voluntary salary reduction by GeoPark’s senior management team and Board of Directors.

During February 2015, the Company reduced its workforce significantly. This reduction streamlined certain internal functions and departments for creating a more efficient workforce in the current economic environment. As a result, the Company expects cost savings associated with the reduction of full-time and temporary employees, excluding one-time termination costs.

In addition, actions taken by the Company to maximize ongoing work projects and to reduce expenses, including renegotiations and reduction of oil and gas service contracts and other initiatives included in the cost cutting program adopted may expose the Company to claims and contingencies from interested parties that may have a negative impact on its business, financial condition, results of operations and cash flows. As of the date of this interim condensed consolidated report, according to internal estimates, the Company has recognized approximately US$ 3,300,000 for future contingent payments in connection with claims of third parties. The mentioned costs are allocated under the other (expenses) income line, included in the Consolidated Statement of Income.

GEOPARK LIMITED

30 JUNE 2015

Note 15

Subsequent events

Potential acquisition of an interest in the CN-V Block in the Neuquen basin in Argentina

On 22 July 2015, the Company signed a farm-in agreement with Wintershall for the CN-V Block in Argentina. Subject to regulatory approval, GeoPark will operate during the exploratory phase and receive a 50% working interest (WI) in the CN-V Block in exchange for its commitment to drill two exploratory wells, for a total financial commitment of up to US$ 10.0 million which includes a recognition of  US$ 5.0 million of sunk costs ..The first well is targeted for the second half of 2016 and costs in excess of GeoPark’s financial commitment will be shared in a pro-rata basis. The CN-V Block covers an area of approximately 234,000 acres (947 sq km) with 3D seismic coverage of approximately 180 sq km, adjacent to Loma Alta Sur Field.